DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

September 11, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  J. Nolan McWilliams
          Tonya K. Aldave

Re:                             Kratos Defense & Security Solutions, Inc.

Registration Statement on Form S-4

Filed August 20, 2014

File No. 333-198265

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff) of the Securities and Exchange Commission (the “Commission”), dated September 10, 2014, to Mr. Eric M. Demarco, Chief Executive Officer of Kratos Defense & Security Solutions, Inc. (the “Company”), regarding the Registration Statement on Form S-4 filed by the Company with the Commission on August 20, 2014 (File No. 333-198265).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comments, sets forth the Company’s response.  We also have enclosed a copy of the Registration Statement on Form S-4.

General

1.                    We note that you are registering the exchange of 7% Senior Secured Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response

In response to the Commission’s comments, the Company has provided the Commission with a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in the referenced no-action letters and the Company has included the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Exhibit 5.2

2.                    Purchasers in the offering are entitled to rely on the legality opinion. Please have counsel revise the last sentence in paragraph 12 and entire paragraph 13 on page 5 of the legality opinion accordingly. Similarly, please have counsel revise the last two sentences in the penultimate paragraph on page 7 of Exhibit 5.4. Refer to Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

Response

In response to the Commission’s comments, each counsel has revised their respective opinions, as requested, to comply with Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, The Company has filed an amendment to the Registration Statement to file new exhibits 5.2 and 5.4 in connection with the foregoing.

Acknowledgment

As requested by the Staff, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please call me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker
Jeffrey C. Thacker
Partner